09056583

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SEC FILE NUMBER
8 - 65821

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FTC Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 East 56th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Guillermo Clamens (212) 751-4560
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

SEC
Mail Processing
Section

MAR - 2 2009

Washington, DC
100

OATH OR AFFIRMATION

I, Guillermo Clamens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FTC Capital Markets, Inc., as of December 31 ,20 08 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn before me on 26th day of February 2009

Notary Public

Signature

President and CEO

Title

DHANSINGHANI PRAKASH K
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01DH6059993
Qualified in NASSAU COUNTY
COMMISSION EXP June 11,20 11

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FTC CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

FTC CAPITAL MARKETS, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
FTC Capital Markets, Inc.

We have audited the accompanying statement of financial condition of FTC Capital Markets, Inc. (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FTC Capital Markets, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statement the Company is involved in two legal matters as of December 31, 2008, related to transactions with third parties which arose in the normal course of business. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 27, 2009

FTC CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Cash and cash equivalents	$	106,055
Securities owned, at fair value		99,861
Receivable from clearing organization, net		214,254
Deposits with clearing organization		552,576
Computer equipment, net of accumulated depreciation of $164,806		66,663
Prepaid taxes and income tax receivable		89,769
Prepaid expenses		18,642
	$	1,147,820
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	16,605
Due to related parties		87,665
Total liabilities		104,270
Stockholder's equity		
Common stock, $.01 par value, authorized 1,000 shares, issued and outstanding 100 shares		10,000
Additional paid-in capital		1,490,000
Accumulated deficit		(456,450)
Total stockholder's equity		1,043,550
	$	1,147,820

See accompanying notes to financial statement.

1. Nature of business

FTC Capital Markets, Inc. (the "Company") was incorporated in Delaware on December 6, 2002 and in August 2005 became a wholly-owned subsidiary of FTC Holdings, LLC ("FTC"). On March 9, 2007 the Company changed its name from Prime Global Securities Inc. to FTC Capital Markets, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

The Company acts as an introducing broker for retail clients through the clearing arrangements with Clearing Firms. The Company also acts as a private placement agent.

In February 2007, FINRA granted the Company new business scopes including conducting firm trading, options, and market making activities. Approved by FINRA, the Company opened a branch office in the state of Florida in May 2008.

2. Going concern

The Company is involved in two legal matters related to transactions with third parties, which arose in the normal course of business. Details are as follows:

On December 12, 2008, CITGO Petroleum Company and its parent company PDV Holdings, Inc. ("Claimants") served a demand letter on the Company alleging that the Company is indebted to the Claimant in connection with certain securities trades. Claimants are seeking approximately $23 million from the Company. Negotiations between counsel for the Claimants and counsel from the Company and certain Company affiliates are at an impasse. Additionally, the clearing company through which the trades were cleared made certain allegations against the Company with the SEC, who has now commenced an informal investigation of the Company. The Company has voluntarily produced all documents and information requested by the SEC and is fully cooperating with the SEC's informal investigation.

The second case involves a customer ("Plaintiff") who alleges an affiliate of the Company and an employee of the affiliate entered into a stock selling agreement with Plaintiff for the sale of 1,590,000 shares of stock in Paradigm Holdings, Inc. at $2.00 per share. Plaintiff further claims that it was later discovered that the employee of the affiliate sold the shares for $2.50 per share, and that he kept the balance for himself. Plaintiff seeks to recover approximately $864,000, of which plaintiff claims they were deprived as a result of such acts. Plaintiff's principal claims in the case are against the employee of the affiliate and the affiliate for breach of contract, fraud, breach of fiduciary duty, and conversion. Plaintiff also interposed additional claims against the affiliate for negligent supervision, and various other aiding and abetting claims, and also against another named defendant for conversion, aiding and abetting conversion, aiding and abetting fraud, and aiding and abetting breach of fiduciary duty.

2. Going concern (continued)

Plaintiff's claim against the Company, FTC Capital Markets, Inc. (formerly Prime Global Securities), Forum Trading Corp., and FTC Group sounds in negligence, for allegedly processing two forged wire transfer forms. Plaintiff demands that the Company "re-credit" the Plaintiff's account in the amount of approximately $864,000. The Company and defendant Penson Financial Services, Inc. have moved the court to stay the proceeding and to compel FINRA arbitration pursuant to the dispute resolution clause of the Customer Account Agreement signed by Plaintiff. Plaintiff has opposed the motion claiming that they did not receive all the pages of the Customer Account Agreement. A hearing on the motion has been scheduled for April 16, 2009.

The Company plans to vigorously defend itself in each of these matters, however, the uncertainty as to the outcome of these legal matters raises substantial doubt about the Company's ability to continue as a going concern. No adjustments have been made to the financial statements as of and for the year ended December 31, 2008 that might result from the outcome of these legal matters.

3. Summary of significant accounting policies

Basis of Presentation

The accompanying financial statements are presented and have been prepared in accordance with accounting principles generally accepted in the United States of America.

Securities Owned, at fair value

Securities owned, at fair value include equity securities and (call/put) options received in connection with investment banking services.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation for computer software on the 200% declining balance switching to straight-line method over an estimated useful life of 5 years. Repairs and maintenance are expensed as incurred while betterments and improvements are capitalized.

Income Taxes

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

3. Summary of significant accounting policies (continued)

The Company has adopted Financial Accounting Standards Board ("FASB") Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

3. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Investments in money market and mutual funds consist of highly liquid, short term investments. The carrying value approximates fair value and is categorized in Level 1 of the hierarchy.

In February 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. 157-2, "Effective Date of FASB Statement No. 157", which delayed the effective date of SFAS No. 157 for certain non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008, and interim periods within that fiscal year. The Company is in the process of evaluating the effect, if any, the adoption of FSP No. 157-2 will have on its results of operation or financial position.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits with clearing organizations. Cash deposits with the clearing organization consist of cash and money market funds stated at cost, which approximates fair value. The money market funds earn interest at varying market rates on a daily basis and are due on demand.

Valuation of Securities

Security transactions and the related revenues and expenses are recorded on the trade date basis.

Financial Instruments

As of December 31, 2008, the carrying value of the Company's financial instruments including cash and cash equivalents, receivables, and accrued expenses approximate their fair values, based on the short-term maturities of these instruments and market interest rates.

4. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 2 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets				
Equity securities, at fair value	$ 87,375	$ -	$	$ 87,375
Options, at fair value		12,486		12,486
	$ 87,375	$ 12,486	$ -	$ 99,861

5. Income taxes

For the year ended December 31, 2008, the Company had a net operating loss of approximately $452,000 for federal and state purposes. The Company elected to carry back approximately $204,000 of Federal net operating loss for 2008 which will result in an income tax receivable of approximately $63,000 at December 31, 2008.

At December 31, 2008, the Company has a net operating loss carry forward of approximately $871,000 and $248,000 for state and local and federal future taxable income, respectively. The net operating losses give rise to a deferred tax asset of approximately $230,000. This asset has been fully reserved as the Company's ability to generate taxable income in the future is uncertain.

6. Related party transactions

Administrative Service Agreement

In April 2005, the Company entered into an Administrative Service Agreement with Forum Trading Corporation, an affiliate. This agreement requires the affiliate to provide certain administrative support services including utilities, use of furniture and equipment, clerical and support staff services and all other general and overhead expenses. These expenses are reimbursed by the Company to the affiliate based on their share of the costs as defined by the agreement. The Company incurred approximately $820,000 for services related to the agreement in 2008 and owes approximately $88,000 to its affiliate at December 31, 2008.

Bank Deposits

The Company maintains cash and cash equivalents of approximately $100,000 at a bank that is a related party.

Sublease Agreement

The Company subleases its New York office space from Forum Trading Corporation on a month-to-month basis according to the terms of a sublease agreement signed in May 2005, which was amended in April 2006. Rent expense related to this sublease for the year ended December 31, 2008 was approximately $111,000.

7. Securities owned, at fair value

Securities owned, at fair value at December 31, 2008 consist of trading and investment securities at fair value as follows:

	Owned
Equity securities, at fair value	$ 87,375
Options, at fair value	12,486
	$ 99,861

8. Concentrations

Revenues

For the year ended December 31, 2008, the Company had a concentration of revenues coming from a small number of clients.

Credit Risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company will indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution, through December 31, 2009. These balances may, at times, exceed federally insured limits. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

9. Contingencies

From time to time, the Company is party to various legal proceedings in the ordinary course of business or otherwise. In accordance with SFAS No. 5, "Accounting for Contingencies," the Company makes a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Litigation is inherently unpredictable and it is possible that cash flows or results of operations could be materially and adversely affected in any particular period by the unfavorable resolution or disposition of one or more contingencies. See Note 2 for a description of the material legal proceedings involving the Company commenced or pending during the year ended December 31, 3008.

10. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was approximately $280,000, which was approximately $180,000 in excess of its minimum requirement of $100,000.

11. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."